FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of April 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Enters into a Binding Agreement

for the Sale of its Multi-Physics Business

Paris, France – April 29, 2016

CGG announced today that it has entered into a binding agreement with NEOS for the sale of the Multi-Physics Business Line encompassing gravity, magnetic, electromagnetic and radiometric surveys with advanced range of airborne fixed-wing and helicopter systems and the General Geophysics Italy business specializing in high-end land EM processing and imaging. NEOS is a US American exploration solutions provider to energy ministries and natural resource firms involved in oil & gas, minerals, and groundwater extraction specializing in multi-measurement subsurface interpretation.

The Transaction is expected to close during summer following receipt of required approvals and licenses, at which time the businesses will transfer. Financial terms of the Transaction are not being disclosed.

Commenting on the Transaction, Jean-Georges Malcor, CEO of CGG, said: “CGG is continuing to resolutely implement its Transformation Plan which entails refocusing on our high-added value Geoscience businesses while reducing our exposure in data acquisition activities. We look forward to establish long term business relationships with NEOS as our clients are looking for extensive knowledge and expertise of the Oil and Gas value chain. The sale of the Multi-Physics business line supplements our capital and liquidity during this period of challenging market conditions.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs more than 7,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 29th, 2016	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO

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